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SECURITI 02018490 MISSION

RECD S.E.C. FEB 1 2 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/00 (MM/DD/YY) AND ENDING 06/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sid Garai — (973) 974-2272
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

ADP BROKER-DEALER, INC.
(A Wholly-Owned Subsidiary of
ADP Atlantic, Inc.)
(SEC I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2001
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
A Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.
Roseland, New Jersey

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (a wholly-owned subsidiary of ADP Atlantic, Inc.) (the "Company") as of June 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. at June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 24, 2001

ADP BROKER-DEALER, INC.
(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2001

ASSETS	
Cash	$ 201,000
Service fee receivables	1,672,322
TOTAL ASSETS	$ 1,873,322
LIABILITY AND STOCKHOLDER'S EQUITY	
LIABILITY - Payable to affiliate	1,673,322
STOCKHOLDER'S EQUITY:	
Common stock, no par value	
100 shares authorized and outstanding	200,000
TOTAL LIABILITY AND STOCKHOLDER'S EQUITY	$ 1,873,322

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization - ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company is a New Jersey corporation that is a wholly-owned subsidiary of ADP Atlantic, Inc. (the "Parent").

Business Description - The Company was formed to provide 401(k) plans to existing and prospective clients of an affiliate, ADP, Inc. ("ADP"). These 401(k) plans offer securities of major mutual fund companies and commingled bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes - The results of operations of the Company are included in the consolidated Federal income tax return of the Parent. There is no intercompany income tax receivable or payable at June 30, 2001.

The Company uses the asset and liability method in providing income taxes on all transactions in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. The Company has no deferred taxes at June 30, 2001.

Cash – All cash is on deposit with a major money center bank.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair value of Financial Instruments - All of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Recently Issued Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133 (as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities), Accounting for*

Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. This statement was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Application of this statement did not have an effect on the Company's financial statements.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125.* SFAS No. 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Application of this statement did not have an effect on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2001, the Company had net capital of $200,000 which was $88,445 in excess of its required net capital of $111,555. The Company's ratio of aggregate indebtedness to net capital was 8.37 to 1 at June 30, 2001.

4. RELATED PARTY TRANSACTIONS

According to the Management Services Agreement between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to the greater of fifty percent of the Company's revenues or an amount equal to one hundred and thirty percent of ADP's fully allocated expenses to the Company for each calendar quarter. However, the management fee charged is limited to the available net revenue before the fee is allocated. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties, and has agreed to allow the offset of any uncollected service fee revenues against the management service fee.

The management service fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as investment counsel and client service, account executive registration and training, and general and administrative expenses.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

August 24, 2001

ADP Broker-Dealer, Inc.
One ADP Boulevard
Roseland, New Jersey

In planning and performing our audit of the financial statements of ADP Broker-Dealer, Inc. (a wholly-owned subsidiary of ADP Atlantic, Inc.) (the "Company") for the year ended June 30, 2001 (on which we issued our report dated August 24, 2001), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP